Exhibit 99.2

NEW GOLD INC.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(in United States dollars, except where noted)

This Management’s Discussion and Analysis should be read in conjunction with New Gold Inc.’s unaudited interim consolidated financial statements for the quarter ended March 31, 2009 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars, tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 12, 2009. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

First Quarter Financial / Operation Highlights

  Gold production of 54,938 ounces

  Gold sales of 55,397 ounces

  Total cash cost(1) of $513 per ounce (net of by-product-sales)

  Net earnings of $12.1 million

  Cash and cash equivalents of $137 million

  Reduced long term debt position by Cdn$50 million with the buy back of a portion of Senior Secured Notes for cash consideration of Cdn$30 million

  On January 2, 2009 Amapari was placed on temporary care and maintenance due to depletion of ore suitable for treatment at the existing facilities

  On March 4, 2009 the Company announced a business combination with Western Goldfields Inc. (“Western Goldfields”). Highlights of the proposed transaction include stronger cash flow to fund the New Afton project and diversified gold production expected to grow to over 400,000 ounces by 2012.

(1) “Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by ounces sold to arrive at the total cash cost. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Background

New Gold Inc. (“New Gold”) is an intermediate gold producer with a portfolio of global assets in Mexico, Canada, Australia, Brazil, Chile and the United States (Alaska). The Company’s operating assets consist of the Cerro San Pedro (“CSP”) gold-silver mine in Mexico, the Peak gold-copper mine (“Peak Mines”) in Australia and the Amapari gold mine in Brazil (“Amapari”). Significant development projects include the New Afton copper-gold project in Canada (“New Afton”) and a 30% interest in the El Morro copper-gold project in Chile (“El Morro”). New Gold has a clear vision of becoming a million ounce gold producer, with a lower than industry average cash cost per ounce by 2012. New Gold will achieve this vision through:

  Delivering on operational targets (safety, cost, production and, environment and social responsibility);

  Maintaining a strong financial position;

  Internal growth through project development and continuous improvement of our existing operations; and

  External growth through continued consolidation of junior gold producers.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential. The board of directors, management and the employees of New Gold are committed to achieving this in a socially responsible and sustainable manner.

Corporate Developments

Proposed transaction with Western Goldfields

On March 4, 2009, the Company announced that it had entered a definitive agreement to acquire all the outstanding common shares of Western Goldfields. Under the agreement, the company will exchange one common share and Cdn$0.0001 in cash for each common share of Western Goldfields (the “Proposed Transaction”). Upon completion of the Proposed Transaction, existing New Gold and Western Goldfields shareholders will own approximately 58% and 42% of the combined company, respectively. The Proposed Transaction is subject to regulatory and shareholder approval. If approved, the business combination is expected to close on or about June 1, 2009.

Amapari

On January 2, 2009, the Company placed Amapari on temporary care and maintenance due to depletion of ore suitable for treatment at the existing facilities. The Company determined that it would be more cost-effective to process the remaining oxide ore with the underlying sulphide resource in a new process facility. Leaching of the material stacked in the fourth quarter has now been completed and leach pads are in the final stage of neutralization. All environmental monitoring and ongoing exploration remediation programs will continue during this period and beyond, as will ongoing exploration programs on the Company’s concessions at Amapari. The Company is evaluating a recently completed Preliminary Assessment (“PE”) on the economics of exploiting the resources at Amapari with a conventional crush/grind/carbon-in-leach (“CIL”) mill. Considering the large land package in a geologically interesting setting and the occurrence of several interesting targets, the Company is also investigating other strategic alternatives for the project. This analysis is expected to be complete in the second quarter.

Selected Quarterly Financial Information
(US dollars in thousands, except per share amounts and per ounce amounts)

Three Months Ended (1)
	Q1	Q4		Q3	Q2		Q1	Q4		Q3		Q2
Operating Data	2009	2008	(3)	2008	2008		2008	2007		2007		2007
Gold (ounces)
– Produced	54,938	78,950		68,801	42,052		43,300	53,430		53,900		42,500
– Sold	55,397	78,194		67,156	40,540		51,700	52,351		55,000		48,000
Copper (thousands of
pounds)
– Produced	3,812	2,474		2,365	1,237		2,172	1,746		1,932		1,748
– Sold	2,751	2,634		1,715	855		2,551	2,469		1,908		2,776
Silver (ounces)
– Produced	427,439	290,520		282,055	283,749		228,623	194,539		N/A		N/A
– Sold	372,219	289,781		305,430	300,728		203,973	187,430		N/A		N/A
Average realized
prices
– Gold ($/ ounce)	$898	$792		$870	$898		$933	$793		$697		$662
– Copper ($/ pound)	$1.70	$1.32		$2.76	$4.27		$3.75	$2.99		$3.47		$3.19
– Silver ($/ ounce)	$12.54	$10.09		$15.24	$17.13		$17.62	$14.21		N/A		N/A
Total cash cost per
gold ounce sold (2)	$513	$576		$566	$742		$427	$398		$303		$343

Financial Data
Revenues	$58,765	$59,033		$63,384	$39,497		$56,221	$46,979		$44,663		$39,442
Depreciation and depletion	$10,749	$9,234		$9,666	$7,657		$6,404	$3,766		$13,258		$9,481
Corporate administration (4)	$4,750	$7,472		$8,334	$3,196		$4,027	$5,122		$2,814		$5,290
Earnings (loss) from operations	$6,052	($21,287)		($167,588)	($5,895)		$13,479	$13,090		$2,612		($1,525)
Interest and other income	$266	$924		$1,123	$1,355		$1,967	$1,198		$1,250		$1,651
Net earnings (loss)	$12,079	$41,135		($148,852)	($4,751)		$9,790	$14,789		$1,180		($1,289)
Earnings (loss) per
share
– Basic	$0.06	$0.19		($0.70)	($0.05)		$0.13	$0.20	$	nil	$	nil
– Diluted	$0.06	$0.19		($0.70)	($0.05)		$0.13	$0.20	$	nil	$	nil
Cash flow from (to) operating activities	$7,721	$19,737		($10,459)	($2,987)		$18,394	$12,944		$7,823		$5,856
Cash and cash equivalents	$136,610	$185,668		$251,131	$319,179		$197,636	$149,924		$77,111		$77,388
Investments	$70,210	$77,016		$87,645	$91,193	$	nil	$32,440	$	nil	$	nil
Total assets	$1,924,400	$1,957,701		$1,979,246	$2,166,962		$590,691	$572,398		$456,912	$	nil

1.	Results for CSP and New Afton are included from the period of June 30, 2008 to March 31, 2009.

2.

The calculation of total cash cost per ounce of gold for Peak Mines is net of by-product copper sales revenue. The calculation of total cash cost per ounce of gold for CSP is net of by-product silver sales revenue.

3.

In the fourth quarter of 2008, the Company finalized the purchase price allocation of the assets and liabilities acquired in the acquisition of NGI and Metallica. The result of the fourth quarter includes adjustments made upon completion of the allocation of the purchase consideration of NGI and Metallica.

4.	Corporate administration includes stock-based compensation (a non-cash item).

Overview of the first quarter 2009 financial results

Net earnings for the first quarter of 2009 amounted to $12.1 million or $0.06 per share compared to net earnings of $9.8 million or $0.13 per share in the same period last year. The increase in net earnings is mainly attributable to a gain of $14.2 million, before income taxes, on debt settlement on the buy back of a portion of Senior Secured Notes, and increased revenues partially offset by increases in operating cost. Net earnings were also impacted by the inclusion of CSP operations in the first quarter of 2009 and the decision to place Amapari on care and maintenance (refer to Review of Financial Results section for further detail).

Total cash cost per ounce was $513 for the first quarter of 2009 compared to $427 per ounce in the first quarter of 2008. The increase can be attributed to higher costs and decreased gold sales at Amapari and lower copper concentrate revenues at Peak Mines compared to the same period last year, due to lower copper prices partially offset by the inclusion of the CSP operations and the weakening of the currencies of Brazil, Mexico, and Australia against the US dollar. Copper sales volume was 2.75 million pounds in the first quarter of 2009 versus 2.55 million pounds in the same period last year offset by lower copper prices in the first quarter of 2009 compared to the first quarter in 2008 (Q1 2009 -$1.70/lb. , Q1 2008- $3.75/lb) . Cash cost was also impacted by the strike at the refinery in Mexico which necessitated that bullion be shipped to a refinery in the United States. As a result, not all bullion produced in the first quarter of 2009 at CSP could be sold, resulting in lower ounces sold.

Compared to the fourth quarter of 2008, net earnings for the first quarter 0f 2009 decreased by $29.1 million or 70.6% mainly attributable to a $2.0 million foreign exchange loss recorded in the first quarter of 2009 compared to the $54.9 million foreign exchange gain recorded in the fourth quarter of 2008, increased realized metal prices, and increased silver sales volume partially offset by lower gold ounces sold. Net earnings for the first quarter of 2009 were also impacted by the $14.2 million gain on the buy-back of a portion of Senior Secured notes.

Compared to the fourth quarter of 2008, total cash cost per ounce was $63 lower for the first quarter of 2009. The decrease can be attributed to decreased operating costs, increased silver sales volume of 82,438 ounces at CSP, and increased realized metal prices (gold increased $106 per ounce, copper increased $0.38 per pound and silver increased $2.45 per ounce) partially offset by lower gold sales volume (Q1 2009 - 55,397 ounces, Q4 2008 – 78,194 ounces). Cash cost for the first quarter of 2009 was also impacted by the strike at the refinery in Mexico.

Operation Review
(US dollars in thousands, except ounce and per ounce amounts)

Amapari, Brazil

The Company’s Amapari gold mine is located in the state of Amapá, Brazil approximately 130 kilometers northwest of the city of Macapá. The project property consists of a mining lease and multiple exploration concessions, covering approximately 2,450 square kilometers of prospective ground centering on the Company’s Amapari gold mining operation. On January 2, 2009, the Amapari mining operation was placed on temporary care and maintenance due to depletion of ore suitable to economically to mine and process with the existing crushing and heap leach plant.

Three Months Ended
	Q1	Q4	Q3		Q2	Q1	Q4	Q3	Q2
Operating Data	2009	2008	2008	(1)	2008	2008	2007	2007	2007
Tonnes of ore mined	14,239	705,623	493,285		353,813	448,752	598,695	591,993	481,900
Tonnes of low grade mined	663	94,916	260,670		251,042	177,081	247,485	162,183	140,000
Tonnes of waste removed (2)	N/A	2,353,250	2,708,792		1,491,231	1,198,743	2,193,579	2,273,088	1,494,600
Ratio of waste to ore	N/A	3.5	6.0		4.9	3.1	4.1	4.1	3.4
Tonnes of ore processed	16,377	588,669	517,239		388,000	384,000	529,800	519,400	461,400
Average mill head grade (grams/tonne)	2.18	1.97	1.89		1.76	2.35	3.41	2.41	2.49
Average recovery rate (%) (3)	87.8%	71.5%	76.0%		60.0%	63.0%	62.0%	62.0%	68.0%
Gold (ounces)
– Produced (2)	13,726	30,101	17,752		20,938	18,201	24,400	22,200	22,700
– Sold	16,227	28,199	16,661		22,099	20,453	22,600	22,200	23,200
Average realized gold price ($/ ounce)	$890	$791	$853		$895	$918	$785	$684	$666
Total cash cost per gold ounce sold	$696	$568	$882		$968	$650	$583	$491	$539
Financial Data
Revenues	$14,440	$22,297	$14,213		$19,775	$18,767	$17,710	$15,190	$15,470
(Loss) Earnings from operations	($94)	$1,602	($170,660)		($7,668)	($327)	$3,751	($1,560)	($2,512)

(1)	Includes the impairment charge of $156.9 million (net of tax recoveries of $8.4 million) in Q3 2008.

(2)	No waste was removed in Q1 2009 and therefore no strip ratio in Q1 2009.

(3)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(4)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

Amapari produced 13,726 ounces of gold during the first quarter of 2009 compared to 18,201 ounces during the first quarter last year. When compared to the previous quarter, production in the first quarter of 2009 decreased by 16,375 ounces. Gold production in Q1 2009 related to ore stacked during Q4 2008 and 16,377 tonnes stacked in January 2009. Leaching of the stacked material has now been completed and the leach pads are in the final stage of neutralization.

Cash cost was $696 per ounce during the first quarter compared to $650 per ounce during the same quarter last year. When compared to the previous quarter, cash cost increased by $128 per ounce. The increase is attributed to lower sales as a result of ceasing heap leach operations.

Capital expenditures in Q1 2009 were $0.5 million, largely related to environmental initiatives.

A Preliminary Assessment (“PE”) to assess the potential for mining of sulphide mineral resources and the remaining oxide mineral resources was completed during the quarter. This study examines the potential for mining of the sulphide and the remaining oxide mineralization via a combination of open pit and underground mining, with processing by a conventional milling and a CIL mill. This analysis is expected to be completed in the second quarter. Mineral resources at Amapari for the PE include 1.14 million gold ounces in the measured and indicated categories (22.9 million tonnes at 1.54 g/t Au) of which 63% are in sulphides and 1.04 million gold ounces in the inferred category (13.7 million tonnes at 2.37 g/t Au) of which 93% are in sulphides. The PE study made a number of recommendations for additional work to further assess the potential for development of the sulphide and oxide mineral resources at Amapari including additional drilling to upgrade the classification of the current inferred mineralization resource inventory to measured and indicated status. Considering the large land package in a geologically permissive setting and the occurrence of several interesting targets, the company is also investigating other strategic alternatives for the project. This analysis is expected to be completed in the second quarter of 2009. Further information is available in the April 9, 2009 press release that is available on SEDAR at www.sedar.com.

Operation Review
(US dollars in thousands, except ounce, per ounce per pound amounts)

Peak Mines, Australia

The Company’s 100% owned Peak Mines gold and copper mining operation is located in the Cobar Mineral Field near Cobar, New South Wales, Australia. The Peak Mines property consists of combined mining and exploration licenses totalling 845 square kilometres of prospective ground covering the Peak Mines operation and mineralized extensions.

Three Months Ended
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating Data	2009	2008	2008	2008	2008	2007	2007	2007
Tonnes of ore milled	198,612	206,681	196,633	186,326	179,087	188,933	182,835	132,241
Average gold head grade (grams/tonne)	3.62	4.60	4.95	4.18	4.96	5.55	6.21	5.29
Average copper head grade (%)	0.99%	0.64%	0.67%	0.46%	0.70%	0.59%	0.65%	0.78%
Average gold recovery rate (%)	89.2%	90.4%	85.1%	84.2%	87.9%	86.0%	87.0%	88.0%
Average copper recovery rate (%)	87.6%	84.2%	81.1%	64.9%	78.9%	70.0%	74.0%	77.0%
Gold (ounces)
– Produced	20,629	27,618	26,662	21,114	25,099	29,030	31,703	19,800
– Sold	20,856	28,815	24,425	18,441	31,247	29,751	32,800	24,800
Copper (thousands of pounds)
– Produced	3,812	2,474	2,365	1,237	2,172	1,746	1,932	1,748
– Sold	2,751	2,634	1,715	855	2,551	2,469	1,908	2,776
Average realized prices
– Gold ($/ ounce)	$897	$788	$878	$902	$943	$799	$707	$672
– Copper ($/ pound)	$1.70	$1.32	$2.76	$4.27	$3.75	$2.99	$3.47	$3.19
Total cash cost per gold ounce sold (1)	$337	$624	$560	$472	$281	$258	$176	$160
Financial Data
Revenues	$23,074	$16,890	$21,732	$19,722	$37,454	$29,278	$29,467	$23,970
Earnings from operations	$9,168	$2,489	$6,018	$2,944	$17,144	$13,416	$6,494	$5,876

1. The calculation of total cash cost per ounce of gold is net of by-product sales revenue. If the copper sales were treated as a co-product, average total cash cost at Peak Mines for the three months ended March 31, 2009, would be $455 per ounce of gold and $1.72 per pound of copper compared to $414 per ounce of gold and $0.69 per pound of copper in the previous quarter.

Peak Mines produced 20,629 ounces of gold and 3.8 million pounds of copper during the first quarter of 2009, a 17.8% decrease in gold production and 75.5% increase in copper production, compared to the same quarter in 2008. These changes are primarily due to mining shifting to zones of higher copper and lower gold contents as per the mine plan. Mill feed grade was 27.0% lower in gold grade and 41.4% higher in copper grade. Mill throughput increased by 10.9% to 198,612 tonnes for the first quarter compared to 179,087 tonnes for the same quarter in 2008. Revenue for the first quarter in 2009 was lower than the same quarter in 2008 mainly due to lower gold ounces sold at lower metal prices. Copper price realized decreased by $2.05 per pound and gold price received decreased by $46 per ounce when compared to the same quarter in 2008.

Total cash cost per ounce sold in the first quarter of 2009 was $337 compared to$281 in the corresponding period of 2008. The increase is due primarily to lower by-product credit from copper sales and lower ounces sold partially offset by a more favourable Australian dollar exchange rate. The average exchange rate of the Australian dollar declined 36.1% against the US dollar in the first quarter of 2009 compared to same period last year.

Compared to the fourth quarter of 2008, gold production is lower by 25.3% and copper production higher by 3.9% as per the production plan for 2009 due to migration into higher copper, low gold grade areas. Mill throughput of 198,612 tonnes for the first quarter of 2009 decreased by 3.9% or 8,069 tonnes compared to fourth quarter in 2008. Total cash cost for the first quarter of 2009 was $337 per ounce sold, which is significantly lower than the $624 per ounce recorded in the fourth quarter of 2008. This is the result of increased copper revenues, lower operating costs and lower foreign exchange rates. Cash cost per ounce was higher in Q4 2008 due to significantly lower copper prices and the revaluation of previously shipped copper concentrate to a settlement price of $1.32.

Capital expenditure in the first quarter of 2009 was $4.7 million, which was $2.9 million lower than in the fourth quarter of 2008, mainly due to timing of the underground development projects. At the end of the first quarter of 2009, the Chesney project was successfully commissioned on time.

Operation Review
(US dollars in thousands, except ounce and per ounce amounts)

Cerro San Pedro, Mexico

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometers east of the city of San Luis Potosí. The project property consists of 52 mining and exploration concessions totaling 78 square kilometers of mining and exploration concessions centering on the historic Cerro San Pedro mining district. The current focus of exploration is on the southern half of the Cerro San Pedro mining district along a trend of gold-silver-zinc-lead mineralization that extends more than 2 kilometers south from the Company’s current open pit mine operation.

Three Months Ended (1)
	Q1	Q4	Q3	Q2	Q1	Q4

Operating Data	2009	2008	2008	2008	2008	2007
Tonnes of ore mined	2,540,399	2,128,235	2,059,429	2,440,293	2,276,533	2,290,846
Tonnes of waste removed	4,385,860	4,255,114	3,831,513	3,074,769	3,051,869	2,706,370
Ratio of waste to ore	1.73	2.00	1.86	1.26	1.34	1.18
Tonnes of ore processed	2,540,399	2,128,235	2,059,429	2,440,293	2,276,533	4,997,000
Average gold head grade (grams/tonne)	0.5	0.57	0.59	0.64	0.61	0.56
Average silver head grade (grams/tonne)	35.30	33.50	24.22	18.88	20.82	18.14
Average gold recovery rate (%)	50.3%	54.8%	65.0%	41.0%	41.0%	47.9%
Average silver recovery rate (%)	14.9%	12.7%	18.0%	19.0%	15.0%	22.2%
Gold (ounces)
– Produced (2)	20,583	21,231	24,387	20,653	18,290	13,621
– Sold	18,314	21,180	26,070	22,190	15,922	13,312
Silver (ounces)
– Produced (2)	427,439	290,520	282,055	283,749	228,623	194,539
– Sold	372,219	289,781	305,430	300,728	203,973	187,430
Realized prices
– Gold ($/ ounce)	$906	$799	$874	$897	$933	$790
– Silver ($/ ounce)	$12.54	$10.09	$15.24	$17.13	$17.62	$14.21
Total cash cost per gold ounce sold (3)	$551	$522	$369	$375	$496	$759
Financial Data
Revenues	$21,251	$19,846	$27,439	$25,050	$18,477	$13,172
(Loss) Earnings from operations (4)	$1,234	($18,169)	$5,618	$10,523	$7,497	($3,224)

1.

Commercial production at CSP commenced on May 1, 2007; however, by Q1 2008 the operation was still in its ramp up stage and production results are not comparable. As such, the comparative analysis will be presented using Q4, 2008 data.

2.	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

3.

The calculation of total cash costs per ounce of gold is net of by-product sales revenue. If the silver sales were treated as a co-product, average total cash costs at CSP for the three months ended March 31, 2009, would be $629 per ounce of gold and $8.71 per ounce of silver.

4.	CSP operations are included in New Gold’s operating results for the period subsequent to June 30, 2008 only. Prior quarter information is presented for information purposes only.

Gold production for the first quarter of 2009 was 20,583 ounces compared to 21,231 ounces produced in the fourth quarter of 2008. Production was lower due to a 12.3% decrease in the average gold grade (Q1 2009 – 0.50 grams per tonne, Q4 2008 – 0.57 grams per tonne) partially offset by the higher tonnes to the leach pads. Silver production increased significantly during the quarter to 427,439 ounces from 290,520 ounces in the prior quarter. This significant increase in silver production can be attributed to higher silver grades mined in the first quarter of 2009 and higher recovery primarily due to the impact of the secondary leaching. The average silver grade during the first quarter of 2009 was 35.3 grams per tonne versus 33.5 grams per tonne during the fourth quarter of 2008.

Revenue for the first quarter of 2009 was $21.3 million, a 7.1% increase compared to the fourth quarter of 2008 due mainly to an increase of 82,438 ounces of silver sold and higher metal prices realized ($906 versus $799 per ounce of gold and $12.54 versus $10.09 per ounce of silver). The increases were partially offset by a decrease in gold sold of 2,866 ounces. Gold sales were lower primarily due to an increase in finished goods in inventory resulting from a labour strike at the refinery in Mexico which necessitated that bullion be shipped to a refinery in the United States. This strike has subsequently been resolved.

Total cash cost per ounce of gold sold for the first quarter of 2009 was $551 compared to $522 in the fourth quarter of 2008. The increase is mainly attributable to lower gold sold off-set somewhat by increased silver production and a 10.0% weakening of the Mexican peso against the US dollar.

Project Development Review

New Afton Project

The Company’s 100% owned New Afton copper-gold development project is located in Kamloops, British Columbia Canada. The New Afton project property package consists of the 9 square kilometer Afton mining lease which centers on the New Afton copper-gold mine currently under development as well as 111 square kilometers of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district.

New Afton is expected to commence production in the second half of 2012. The project will be an underground block cave mine, which will produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper over a twelve year mine life. The development schedule for New Afton, which was revised in November of last year, involves the continuation of underground development and resumption of surface construction at the end of 2010 with commencement of production in the second half of 2012. During the first quarter of 2009, the New Afton mining team successfully transitioned from a contractor operator to owner operator work force of 87 employees with the new crews completing 195 metres of development. Erection of the mill building was completed in the first quarter, providing a secure location for the storage of mine and mill equipment that has been received.

El Morro Project

The Company’s 30% owned El Morro copper-gold project is located in Region III, Chile, approximately 80 kilometers east of the city of Vallenar. This is a development stage project managed under an agreement between Xstrata Copper (“Xstrata”), the project operator and owner of a 70% interest, and the Company which owns the remaining 30%. During the first quarter of 2009, $0.5 million was spent on the project.

During the first quarter of 2009, the El Morro project activities included continued permitting and detailed engineering of infrastructure (pending approval of the Environmental Impact Statement submitted in November of 2008). It is anticipated that the permit will be obtained during the first half of 2010, after which development activities can proceed.

Exploration Review

Amapari Mine

During the first quarter of 2009, the Company completed a total of 1,478 meters of diamond drilling at Amapari. The majority of this work was conducted as part of a regional reconnaissance drilling program to assess the mineral potential of less explored areas within the Company’s greater Amapari project property holdings.

Cerro San Pedro Mine

During the first quarter of 2009, the Cerro San Pedro Sulphide project continued with the completion of 2,649 meters of diamond drilling in an area extending between the current open pit mining operation and an area of historic underground mining located approximately 500 meters to the southwest. Since the start of drilling during the fourth quarter of 2008, results for the five holes totaling 3,699 meters have been received. Highlights of the program to date include 51.9 meters of manto-style sulphide mineralization grading 2.08 g/t gold, 131.8 g/t silver, 6.14% zinc and 2.01% lead which was immediately followed by 164.1 meters of porphyry sulphide mineralization grading 0.62 g/t gold, 13.2 g/t silver, 0.49% zinc and 0.15% lead.

The objective of the CSP Sulphide project is to continue to explore extensions to the historic Asarco manto system and to test the continuity of sulphide mineralization as it extends between the historic Asarco mine and the current oxide open pit. The results of the first five holes confirm the presence of additional manto-style mineralization adjacent to the historic Asarco mine workings and indicate potential may also exist for a zone of porphyry hosted sulphide mineralization extending from beneath the current oxide open pit and the historic Asarco mine to the south. Complete results for the first five holes of the Cerro San Pedro Sulphide program have been reported previously in an April 9, 2009 press release that is available on SEDAR at www.sedar.com.

Peak Mines

During the first quarter of 2009, the Company’s ongoing mineral resource development program resulted in the completion of approximately 6,900 meters of diamond drilling to replace mine depletion. The Company’s regional exploration initiative also continues with surface mapping and sampling to identify targets for follow-up drill testing and the completion of a 3D regional scale exploration model to identify new target prospects that will undergo preliminary drill testing during the second half of 2009.

Rio Figueroa Project

The Company’s 100% controlled Rio Figueroa project is located in Region III of northern Chile, approximately 85 kilometers east of the city of Copiapó. The project property position consists of approximately 77 square kilometers of mining and exploration concessions covering multiple areas of prospective copper and gold mineralization. The Company holds an option to purchase a 100% interest in the Rio Figueroa property from a private company controlled by a Chilean state mining company. The remaining requirement for completing the purchase of the property is a $1.85 million cash payment due September 2, 2009.

During the first quarter of 2009, the Company’s joint venture partner and project operator Antofagasta Minerals S.A. submitted an application for a new environmental permit to conduct additional exploration drilling during the second half of 2009. It is anticipated that the permit will be obtained during the second quarter of 2009, after which exploration drilling activities could proceed.

Liberty Bell Project

The Company’s 100% owned Liberty Bell gold project is located approximately 110 kilometers (70 miles) southeast of Fairbanks, Alaska, USA. The project property consists of 174 Alaska state mining claims covering approximately 52 square kilometers (20 square miles) of prospective ground that is held under three separate option and lease agreements with various underlying claim owners.

During the first quarter of 2009, the Company’s exploration program at Liberty Bell involved the compilation and interpretation of data obtained during the 2008 field program and preparations for subsequent work during the 2009 field program which is anticipated to commence at the start of the third quarter of 2009.

Review of Financial Results

Three months ended March 31, 2009 compared to the three months ended March 31, 2008

Net earnings for the three months ended March 31, 2009 were impacted by the following factors:

  Revenues for the first quarter of 2009 were $58.8 million, an increase of $2.5 million or 4.5% compared to the first quarter of 2008, due mainly to the inclusion of the CSP operations partially offset by lower revenues at Peak Mines and Amapari. The decrease in revenues at Amapari and Peak Mines is attributable to reduced metal prices (gold decreased $35 per ounce, copper decreased by $2.05 per pound) and reduced gold ounces sold at Peak Mines and Amapari (a decrease of 33.3% and 20.7% respectively).

  Gain of $14.2 million on the debt settlement on the buy back of a portion of Senior Secured Notes.

  Decrease of $1.7 million in interest & other income in the first quarter of 2009 due to lower cash balances compared to the same quarter in the prior year.

  Operating expenses increased by $3.8 million or 12.2% due mainly to the inclusion of CSP of approximately $12.6 million for the first quarter of 2009. Operating costs were lower at Amapari by $2.7 million attributable to reduced mining as a result of the mine being placed on care and maintenance. Operating expenses at Peak Mines were lower by $6.0 million due to the 36.1% decline in the value of the Australian dollar against the US dollar.

  Depreciation and depletion was $10.7 million for the quarter compared to $6.4 million in the same quarter of 2008 due to increased production and the inclusion of CSP results. Depreciation and depletion for the first quarter of 2009 was $2.3 million for Amapari, $6.1 million for CSP and $2.3 million for Peak Mines.

  Overall, corporate administration has increased $0.7 million compared to the same period last year due to increased activities as a result of the business combination between New Gold Inc., Metallica Resources Inc. and Peak Gold Ltd. that occurred on June 30, 2008.

  Stock-based compensation was $1.3 million for first quarter of 2009 compared to $2.6 million in the same quarter of 2008.

  Exploration expenses increased by $1.1 million in the first quarter of 2009 compared to the same period in 2008, as a result of continued exploration work at Peak Mines, Amapari and other properties acquired in the business combination between New Gold, Metallica and Peak Gold Ltd on June 30, 2008.

  The Company recorded a $2.0 million foreign exchange loss during the period compared to $1.1 million in the same period last year. The majority of the loss arose due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the acquisition of Amapari, the Peak Mines, Metallica and NGI.

Three months ended March 31, 2009 compared to the three months ended December 31, 2008

Net earnings for the first quarter were $12.1 million or $0.06 per share, compared with $41.1 million or $0.19 per share in the fourth quarter of 2008. Compared to the fourth quarter of 2008, net earnings for the period ending March 31, 2009 were impacted by the following factors:

  Revenues for the first quarter of 2009 decreased slightly compared to the fourth quarter of 2008. Revenues in the first quarter of 2009 were impacted by a 13.4% increase in gold realized prices, a 28.8% increase in copper prices, a 24.2% in silver realized prices, and silver sales volume increasing by 82,438 ounces or 28.5% offset by a decrease in gold sales volume of 22,797 ounces or 29.2%. Gold sales were lower at Amapari due to reduced mining operations and lower at Peak Mines primarily due to mining shifting to zones of higher copper and lower gold contents.

  A $2.0 million foreign exchange loss recorded in the first quarter of 2009 compared to the $54.9 million foreign exchange gain recorded in the fourth quarter of 2008.

  A gain of $14.2 million, before income taxes, on the debt settlement on the buy back of a portion of Senior Secured Notes in the first quarter of 2009.

  Decrease of $.7 million in interest & other income due to lower cash balances compared to the fourth quarter in 2008 due to lower cash balances.

  Operating expenses decreased by $25.6 million or 42.2% mainly attributed to the revaluation of heap leach at June 30, 2008 acquisition adjusted in Q4 2008 ($18.3 million) and the $5.2 reduction in operating expenses at Amapari in the first quarter of 2009 due to reduced mining activities.

  Depreciation and depletion increased by $1.5 million or 16.4% in the first quarter of 2009.

  Corporate administration in Q1 2009 decreased $2.7 million or 36.4% compared to Q4 2008. Corporate administration costs in Q4 2008 included year-end accounting, legal, and expenses related to employee bonus accruals.

  Exploration expenses decreased by $0.8 million mainly due to decreased operations at Amapari.

Non-GAAP Measure – Total Cash Cost per Gold Ounce Calculation

The Company reports total cash cost on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash cost per ounce to the financial statements:

(In thousands of US dollars except for ounces of gold and cash cost per ounce)	Three months ended March 31, 2009	Three months ended March 31, 2008
Operating expenses per financial statements	$35,200	$31,367
Treatment and refining charges on concentrate sales	1,949	1,902
By-product copper and silver sales	(10,990)	(9,875)
Non-cash adjustments	2,259	(1,318)
Total cash costs	28,419	22,076
Ounces of gold sold	55,397	51,700
Total cash cost per ounce of gold	$513	$427

Liquidity and Capital Resources

As of March 31, 2009, the Company held cash and cash equivalents of $136.6 million (December 31, 2008 - $185.7 million). The decrease is attributed to the following key items:

  January 9, 2009 acquisition from noteholders of Cdn$50.0 million face value of the Company’s senior secured notes for Cdn$30.0 million;

  Project spend at the New Afton project of Cdn$22.4 million; and

  Repayment of approximately $7.0 million in short-term borrowings at Amapari.

The Company’s cash and cash equivalents are invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of acquisition. The counter-parties include banks, governments and government agencies and surplus corporate funds are only invested in government or Canadian bank counter-parties. This does not include the asset backed commercial paper (“ABCP”) (refer to ABCP section in Critical Accounting Policies and Estimates for further discussion on the ABCP).

As of March 31, 2009, the Company had working capital of $152.9 million (December 31, 2008 - $189.2 million). During the quarter, the Company’s working capital decreased by the use of cash as described above, which was partially offset by the increase in accounts receivable at Peak Mines. Peak Mines accounts receivable were higher due to an increase in copper prices during the first quarter of 2009 from $1.32 per pound to $1.70 per pound and the prepayments received. Accounts receivable was also impacted by the receipt of a $22.8 million partial pre-payment in the fourth quarter of 2008 at an average price of $1.79 per pound.

In the opinion of management, the working capital at March 31, 2009, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. On March 4, 2009, the Company announced a business combination with Western Goldfields, which will support the Company’s growth strategy with strong cash flow to fund development at New Afton. The Company’s special meeting of shareholders will be held on May 13, 2009 with expected closing of the business combination on June 1, 2009.

During the quarter ended March 31, 2009, the Company had positive operating cash flows of $7.5 million and invested a total of $27.0 million in mining interests, including $0.5 million at Amapari, $4.7 million at Peak Mines, $0.9 million at CSP, $0.5 million in Chile and $20.4 million at New Afton.

Liquidity and Capital Resources Outlook

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Copper will become increasingly important when the New Afton and El Morro projects are completed post-2011. In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, Rio Figueroa, Cerro San Pedro Deeps, Amapari sulphides, the Abacus joint venture at New Afton and Liberty Bell in Alaska. Internal growth will focus on New Afton and El Morro; however there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company will consider expansion through mergers and acquisitions.

Capital expenditures for the remaining nine months of 2009 are expected to be approximately $57.2 million with $38.1 million (excluding capitalized interest) allocated to continued development of New Afton and $15.4 million allocated to Peak Mines and $3.3 million to CSP. The remaining 2009 New Afton project capital expenditures include approximately $7.2 million for cancellation and completion costs for equipment orders in place at the time of the announcement of the slowdown in November 2008. These cancellation and completion costs should be fully paid by the end of June 2009 and the demobilization of all contractors should be complete by mid-June 2009, as indicated in the December 31, 2008 Management Discussion & Analysis, after contractors have completed the testing of the mills.

Management believes that the Company will need external financing (which may include acquisitions of cash generating mines, bank borrowings and future debt and equity offerings) to complete its major development projects, however these development projects are not likely to commence full construction until the second half of 2010 at the earliest. However, as noted above, a successful completion of the business combination with Western Goldfields would fund the development at New Afton. Low copper prices may necessitate the deferral of capital expenditures which may impact future production from mining operations. In addition, the Company will need external financing to repay its long-term debt in 2014 and 2017. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

In May 2008, the Company entered into a one year $25.0 million revolving credit facility, which is secured on the assets of the Metallica group of companies and is available for general corporate purposes. Amounts drawn incur interest at LIBOR plus 1.5% per annum and undrawn amounts are subject to a 0.5% per annum commitment fee. At March 31, 2009 the Company had not drawn on the facility.

Contractual Obligations

	Payments due by period
		Less than			After 5
Contractual obligations (in 000's US$)	Total	1 year	1 - 3 years	4 - 5 years	years
Long-term debt	$192,027	$0	$0	$0	$192,027
Interest payable on long-term debt	182,346	20,988	41,976	41,976	77,406
Commitments & permits	22,934	19,363	3,571	0	0
Other	337	198	139	0	0
Asset retirement obligations	33,200	0	13,000	0	20,200
Total contractual obligations	$430,844	$40,549	$58,686	$41,976	$289,633

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations comprise of senior secured notes and subordinated convertible debentures. The senior secured notes (“Notes”), which were originally issued by NGI pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At March 31, 2009 the face value of the Notes totaled Cdn$187.0 million with remaining interest payable totaling Cdn$229.8 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production the Company is obliged to offer to repay a face value amount equal to 50.0% of excess cash flow each year, at the option of the noteholders. The Company also has the option to prepay the Notes at a premium ranging from 117.0% to 101.0% (decreasing based on the length of time the Notes are outstanding). These Notes are secured on the New Afton project assets and do not have recourse to the other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5.0% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At March 31, 2009 the aggregate principal of the subordinated convertible debentures was Cdn$55.0 million with remaining interest payable totaling $15.6 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

Commitments

The Company has entered into a number of contractual commitments related to equipment to purchase long lead items or critical pieces of mining equipment related to the New Afton project. At March 31, 2009, these commitments totaled $6.2 million and are expected to fall due over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines. At March 31, 2009, these commitments totaled $13.2 million and are expected to be paid over the next 12 months.

Contingencies

The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project and placing Amapari on temporary care and maintenance. Certain of the affected parties may make legal claims in response to such terminations, but to date no such claims have been commenced. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

The Company has received notice that legal claims in the amount of approximately $33.4 million have been filed in Brazilian courts against the Company’s subsidiary, Mineração Pedra Branca do Amapari Ltda (“MPBA”). The claims allege that MPBA has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business, including challenges related to its Environmental Impact Statement at Cerro San Pedro Mine. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Outstanding Shares

As of May 11, 2009, there were 212,860,746 common shares of the Company outstanding. The Company had 11,005,338 stock options outstanding under its share option plan. In addition, the Company had 60,136,032 common share purchase warrants outstanding.

Accounting Policies implemented effective January 1, 2009

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenditures in the Pre-operating Period (“EIC 27”). The adoption of Section 3062 did not have a material impact on the Company’s consolidated financial position and results of operations for the period ended March 31, 2009.

Effective January 1, 2009, the Company adopted the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009.

While the adoption of these sections had no material impact on the quarter-ended March 31, 2009, it will have a significant impact on how the Company accounts for the proposed business combination with Western Goldfields. The expected impact is as follows:

  Transaction costs are no longer capitalized and must be expensed as incurred

  Measurement date for equity interests issued by the acquirer is at the date of close and no longer the average of a few days before and after terms are agreed to and announced

  Bargain purchase (i.e. negative goodwill) is no longer treated as a pro rata reduction of any assets, instead the entire excess is recorded as a gain in the period the acquisition occurs

As part of the Proposed Transaction, the Company has incurred approximately $0.7 million in transaction related costs.

Critical Accounting Policies and Estimates

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future metal prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life of mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

Asset Backed Commercial Paper (ABCP)

Since 2007, the Company has owned non-bank ABCP which has been the subject of a restructuring process to replace the short-term ABCP with a number of long-term floating rate notes. The restructuring plan, which was completed on January 21, 2009, pooled all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”). ABCP relating to the pooled assets was replaced with four classes of notes named A1, A2, B and C in declining order of seniority. ABCP relating to Ineligible Assets and Traditional Series was replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond. The notes based on Ineligible Assets and Traditional Series do not have a prescribed interest rate, but rather plan to distribute income as it is received from the underlying assets, less administrative expenses.

The Company has estimated the fair value of ABCP at March 31, 2009 by using a discounted cash flow approach which estimated the cash flows to be received in respect of each class of notes and then discounted each class of notes at a rate that reflects an estimated yield requirement for that particular class. There can be no assurance that this estimate will be realized in the market. Subsequent adjustments, which could be material, may be required in future reporting periods.

Subsequent to March 31, 2009 the Company received Cdn$9.4 million as a return of capital of the Cdn$9.5 million face value Mav3 class 9 ABCP, which represents 99% of the original principal invested.

A number of the notes to be received by the Company are not rated by any credit rating agency and the Company has not yet had access to the underlying asset information which would enable it to conduct its own assessment of the credit quality of the new notes. Accordingly, the Company’s valuation and credit assumptions rely heavily on the limited information that has been disclosed during the restructuring process and since its completion.

When the ABCP restructuring was completed on January 21, 2009, the Company received its new notes. Additionally, income relating to the period from when the ABCP was initially purchased in 2007 until August 31, 2008 was distributed to all investors. New Gold received Cdn$5.8 million in respect of its holdings. This amount was accrued in the value of the notes as at December 31, 2008, but it is not included as at March 31, 2009 because the Company has received cash. Additionally, the Company’s ABCP earned income during the period from September 1, 2008 until the completion of the restructuring on January 21, 2009 has not yet been distributed. This amount has not been accrued because there is uncertainty as to the amount of income and the timing of its distribution.

Going forward, most of the Company’s notes will generate current income commensurate with the income earned on the assets that support the notes. During the period ending March 31, 2009 no current income had yet been received.

Inventories

Finished goods, work-in-progress, heap leach ore and stockpile ore are valued at the lower of average production costs or net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in process at one of its mines as work-in-progress inventory and values work-in progress inventory at lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, the amount of metal in these mill circuits and an assumption of the metal price expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Mineral Properties

The Company records mineral property acquisition expenditures and mine development expenditures at cost. The Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production in accordance with GAAP.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, GAAP requires the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment. Based on management’s current view of future metal prices, foreign exchange rates, and cost assumptions, the carrying value of the New Afton project was not impaired at the end of the current accounting period.

For producing properties, this assessment is based on whether factors are present that may indicate a need for a write-down. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets. The Company confirms that there were no factors present that would indicate a write-down was necessary at the end of the current accounting period.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with exiting reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write-down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.

In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur and materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. These types of adjustments can have a material impact on revenues.

Stock-based compensation

CICA Handbook, Section 3870, Stock-based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. The following discussion on risks and risk management includes some of the required disclosures under the CICA Handbook Section 3862 – Financial Instruments – Disclosures related to the nature and extent of risks arising from financial instruments, as required by the standard. The Company is exposed to a number of risks associated with financial instruments that have the potential to impact operating and financial performance. The Company’s primary financial instrument risk exposures are liquidity risk, currency risk, commodity price risk and credit risk. (Refer to the Company’s 2008 audited consolidated financial statements for further information).

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the date IFRS will replace current Canadian generally accepted accounting principles (GAAP) for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP.

The conversion to IFRS will likely impact the Company’s statement of financial position and results of operations. To transition to IFRS, changes may be required to the Company’s information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting expertise and training requirements, and business activities, such as compensation programs, debt covenants and other contractual arrangements.

In the first quarter of 2009, the Company completed a high-level impact assessment to identify key areas that will be affected by the conversion. A project team has been established to manage the conversion process, and a detailed IFRS conversion plan has been completed. The detailed analysis of the IFRS – Canadian GAAP differences, and the selection of accounting policy choices under IFRS has commenced and is expected to be completed by the end of fourth quarter 2009. The Company will continuously monitor changes in IFRS leading up to the changeover date, and will update its conversion plan as required.

Outlook

On-going weaker global economic conditions and tight credit markets continue to underpin the general global outlook. However, some preliminary signs of recovery in the global economy and stock markets have precipitated an increase in base metal prices, including copper from $1.32 per pound at the end of December 2008 to $1.83 per pound at the end of March 2009. In addition, gold and silver prices have increased slightly from December 2008 with closing prices of $870 per ounce and $10.79 per ounce to $917 and $13.11 respectively at the end of March 2009. Volatility continues to be high and forecasting metal prices and demand, particularly base metals such as copper, has been difficult. However, in light of the recent signs of strengthening of the markets management believes that the long term environment and prospects for our business remain favorable.

In the current volatile global economic environment, the Company intends to preserve capital and maximize cash balances while maintaining flexibility and a strong balance sheet. New Gold is committed to maximizing cash balances by increasing operating cash flow, containing costs, controlling expansion capital and reviewing strategic alternatives for non-core assets. This commitment is evidenced through the recent decisions to slow down the development of the New Afton project, and temporarily suspend mining operations at Amapari while we evaluate the PE of the sulphide resource and consider strategic alternatives. The assessment has been completed, which is preliminary in nature, and there is no certainty that this assessment will be realized. However, additional work is justified to improve the reliability of the estimates and to further investigate the opportunities that exist.

As inflation and general price levels continue to moderate or even decrease, the Company is experiencing and continues to expect to achieve lower costs in the areas of consumables, steel, transportation and other products and services. In addition, New Gold has benefited from and continues to expect to benefit from recent favorable movements in local currencies (against the US dollar) where the Company operates, particularly in Canada, Australia and Mexico. In Australia, the declining currency effectively serves as a natural hedge to declining copper and other metal prices. We have not hedged metal prices and foreign exchange rates.

New Gold’s growth plan is focused on organic and acquisition led growth and the Company is seeking to maintain flexibility in the current environment in order to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks and other transactions. In order to fund its major development properties, namely the New Afton project and the El Morro project, the Company will need external financing. However, the Proposed Transaction would provide strong cash flow from the Mesquite mine in order to fully fund the development of the New Afton project. Other sources of external financing may include acquisitions of other cash generating mines, bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms if the current economic environment does not become more favourable, however these projects are of a long term nature and short term financing is not required.

New Gold’s operations are forecasting 2009 gold production of between 190,000 and 210,000 ounces, which remains unchanged at the end of the first quarter of 2009. Total cash cost for 2009 is expected to be between $465 and $485 per ounce (net of by-product sales), which also remains unchanged at March 31, 2009.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this Management’s Discussion and Analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on this evaluation, management has concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the Company’s annual filings was appropriately disclosed as such term is defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

On May 9, 2008 NGI entered into an agreement to complete a business combination with Metallica and Peak Mines. The transaction was completed June 30, 2008 wherein the three companies consummated a reverse merger. Although the “New Gold” name prevailed, Peak Gold Ltd. became the accounting acquirer. The new management of New Gold acting reasonably carefully considered the scope of their evaluation of internal control over financial reporting (ICFR) taking into consideration guidance in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings when a business is acquired not more than 365 days before year end. Management concluded that it would be impractical to complete an evaluation of the design and operational effectiveness of the controls over the Peak Gold Ltd. business, other that the controls over the period-end financial close process, as of December 31, 2008. Accordingly management excluded from its assessment the internal control over financial reporting concerning the former Peak Gold Ltd. business other than the controls over the period-end financial close process from their evaluation of the design and operational effectiveness of ICFR as of December 31, 2008.

The Company evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under NI 52-109 for the year ended December 31, 2008. Based on this evaluation, management has concluded that the design and operational effectiveness of these internal controls and procedures over financial reporting are effective. There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

Limitations on Controls and Procedures

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, a design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward- looking statements”, within the meaning of the United States Private Securities Litigation and Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts” ,”intends” ,” anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: that The Company and Western Goldfields will be able to satisfy the conditions of the business combination agreement announced on March 4, 2009, that the required approvals (shareholder, third party, regulatory and governmental) will be obtained, and all other conditions will be satisfied or waived; the results of the preliminary assessment assessing the viability of a new process facility at Amapari; the Company is subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Brazil, Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Brazil, Canada, the United States, Australia, Mexico and Chile; or any other country in which the Company currently or may in the future carry on business; taxation controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as the “Risks and Uncertainties” included in his document and the section entitled “Risk Factors” in the annual information form dated March 31, 2009 and management information circular dated April 8, 2009, both available on SEDAR at www.sedar.com Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except in accordance with applicable securities laws.